PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

14th December 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 14th December 2004:

"Mauritania Drilling Update"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier announces that the Stena Tay drilling rig has drilled the Tiof-5 appraisal well to a final total depth of 3010 metres.

Preliminary interpretation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, indicate that the well has intersected a gross oil column of 23 metres in several individual sands of variable thickness. At midnight on 13 December wireline logging operations and the evaluation of well data was continuing.

The Tiof-5 well is the 3rd appraisal well in 2004 following the two discovery wells completed in late 2003. The appraisal programme is proceeding on prognosis and the joint venture is planning to drill a 4th appraisal well in early 2005 before refining development plans.

The Chinguetti field, 25km to the south of the Tiof field, was given development approval in May 2004 and is on schedule for first production in early 2006 at approximately 75,000 barrels of oil per day (bopd), 6,000 bopd to Premier. Development drilling is currently underway. The Tevét-1 discovery well drilled in October 2004 is located within tie-back distance to the Chinguetti field.

The West Navigator and Stena Tay drilling rigs will remain on location offshore Mauritania throughout the greater part of 2005, and will be drilling exploration and appraisal wells in addition to Chinguetti, and possibly Tiof, development wells.

Charles Jamieson, Chief Executive of Premier, said:

"The development of our offshore Mauritania interests is moving ahead; the Tiof appraisal programme and the Chinguetti development are on track and we have achieved a 50% success rate on exploration over 2003 and 2004. We look forward to an active drilling campaign in 2005."

14 December 2004

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill — **Tel: 020 7457 2020**
Tony Friend
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

Eleven exploration and appraisal wells have been completed in 2004, six of which have successfully found hydrocarbons in Mauritania (Tevet and Tiof wells), Indonesia (Gajah Baru field) and Guinea Bissau (Sinapa).

A drilling programme of up to 18 wells is in place for 2005. Exploration of our Egyptian acreage begins this month with the Al Amir-1 well. In India, the Lakkhi-1 well is planned to commence in February 2005. Further wells are planned to be drilled later in 2005 in Mauritania, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter**[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.